Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000
May 8, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Assistant Director

Re:	CPEX Pharmaceuticals, Inc. Registration Statement on Form 10-12B/A, filed April 11, 2008 File No. 1-33895
Dear Mr. Riedler:
     On behalf of CPEX Pharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the above Securities and Exchange Commission contained in your letter dated April 25, 2008 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 2 to the Registration Statement (the “Amendment”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
FORM 10-12B/A
EXHIBIT 99.1 INFORMATION STATEMENT
CPEX Cover Letter
1.	We note that you state that the members of your management team have “more than 100 collective years of experience ... in the development of pharmaceutical products.” From your disclosures on pages 73 and 81 it appears that your only executive officers are Messrs. Sedor and Hebert. Please revise your statement or clarify who you have included in your management team.
Company Response

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 8, 2008

In response to the Staff’s comment, the Company has revised its statement in the Cover Letter. The Company supplementally advises the Staff that Messrs. Hebert and Sedor are the only persons in the Company for which disclosure is required under Item 402 of Regulation S-K.
Risk Factors, page 15
2.	We note your response to prior comment 14. Please revise your disclosure to separate the risk relating to the expiration of the patents for your CPE-215 technology into a separate risk factor. Please place this as the first risk factor related to your intellectual property.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 21 and 22 to separate the risk relating to the expiration of its patent disclosing and claiming CPE-215 technology.
“Products using our technologies are in various stages of development...” page 17
3.	We note your response to prior comment 16. Please either disclose all material proposed products currently in development with your technologies or provide us with a detailed analysis which supports your conclusion that the information constitutes nonpublic corporate information and the disclosure of such information would adversely affect your competitive position.

Company Response

In response to the Staff’s comment, the Company supplementally advises the Staff that it operates in the research, development and licensing/commercialization of advanced drug delivery technologies and pharmaceutical products. The Company faces strong competition from both new and existing drugs and drug delivery technologies. Competition in the pharmaceutical industry is intense and there are a number of national and multi-national competitors who posses capabilities relevant to the drug delivery field. The Company faces competition from other companies with expertise in alternate drug delivery technologies, such as oral, injectable, patch-based or pulmonary administration.

The Company has disclosed the status of any potential product for which there has been a public announcement of such a product in development that would require the investment of a material amount of the Company’s assets or that otherwise is material, or if the Company or Bentley Pharmaceuticals, Inc. otherwise has made public information about such a product in development. Details of other proposed products currently in development with the Company’s technologies could assist our competitors to succeed in developing drug delivery technologies that are similar or preferable in effectiveness, safety, costs and ease of commercialization sooner than the Company.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 8, 2008

Among the most significant competitive factors affecting the Company’s business are its product pipeline, research and development resources and experience, manufacturing capabilities and the costs related to each of these. The Company does not generally make such information public until required by section (c)(ii) of Item 101 of Regulation S-K and to require it to do so now would give the Company’s competitors’ knowledge about its current research and future development plans that would be of value to such competitors in developing competing products. The Company does not generally have access to the same kind of information concerning its competitors and would be placed at a competitive disadvantage if compelled to disclose such information.

For the reasons set forth above, the Company believes that to require the disclosure of its proposed products currently in development would be contrary to section (c)(ii) of Item 101 of Regulation S-K in that it would require disclosure of otherwise non-public corporate information, the disclosure of which would affect adversely the Company’s competitive position.
“If we are unable to meet our responsibilities under any of our agreements...” page 19
4.	We note your response to prior comment 18. Please note that you should disclose a sufficient amount of information to enable the reader to assess the situation and effect to date and any anticipated future effect on your revenue. For example, we note that you state that if you do not maintain adequate patent protection your royalty rate will be significantly reduced. Please revise your disclosure to quantify the reduction in your royalty rate.

Company Response

In response to the Staff’s comment the Company has revised its disclosure on page 19 to enable a reader to assess any anticipated future effect on the Company’s revenue. The Company supplementally advises the Staff that the Company has included as Exhibit 10.5 the license agreement with Auxilium referred to in the above mentioned risk factor. A request for confidential treatment was submitted on April 11, 2008 with respect to the royalty rates payable and certain other designated portions contained within the aforementioned license agreement.
“We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company...” page 26
5.	We note your disclosure on page 52 states, “Bentley will have the ability, upon notice, to unilaterally terminate the Transition Services Agreement, whereas we will require Bentley’s consent to terminate our obligation to provide services to Bentley.” Please revise this risk factor to clarify that Bentley will have the ability to unilaterally terminate this agreement, however, you will not have the ability to unilaterally terminate it.

Company Response

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 8, 2008

In response to the Staff’s comment, the Company has revised its disclosure on page 26 to clarify that the Company will not have the ability to unilaterally terminate the Transition Services Agreement.
Certain Material U.S. Federal Income Tax Consequences of the Distribution, page 33
6.	We note your response to prior comment 27. Please revise to clarify that you are summarizing “all material” tax consequences, instead of only “certain material” tax consequences.

Company Response

In response to the Staff’s comment, the Company has revised it disclosure on page 33 and throughout to clarify that it is summarizing “all material” tax consequences of the distribution.
Business, page 57
Sources and Availability of Raw Materials, page 64
License Agreement with Auxilium A2, Inc., page 64
7.	We note your response to prior comment 44. Please revise this section to describe all the material terms of this agreement. For example, you have not disclosed any payment provisions, including approximate royalties and the aggregate milestones. Please also disclose the payments made and royalties received to date under this agreement. In addition, disclose whether this agreement expires or whether the royalty rates will change when the patents expire. Please quantify any changes.

Company Response

In response to the Staff’s comment, the Company supplementally advises the Staff that confidential treatment has previously been requested with respect to the royalty rates, milestones and certain other designated provisions (the “Confidential Portions”) contained within the Company’s license agreement with Auxilium A2, Inc. (see response 4 above). The Company believes that disclosure of the Confidential Portions would place the Company at a competitive disadvantage in negotiating future agreements with other third parties and would permit the Company’s competitors to acquire knowledge about its pricing and operating methods that would be of value to such competitors in developing competing licenses or products. The disclosure of the Company’s negotiated commercial and financial terms with Auxilium would, work to the disadvantage of, and compromise the ability of, the Company to negotiate agreements or license-type arrangements in the future.

The Company respectfully submits that the Confidential Portions are not materially relevant to its investors, given that the Company has already disclosed information about

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 8, 2008

its relationship with Auxilium, such as the disclosure that (i) the license agreement grants an exclusive, worldwide, royalty bearing license, (ii) the license agreement continues for an indefinite term and (iii) in certain instances (which are disclosed) the license agreement may be terminated.
Development Agreements with Educational Institutions, page 64
8.	We note your response to prior comment 32. Please revise your disclosures to quantify the expenses incurred to date under your agreements with Dartmouth College and the expenses incurred to date under your agreements with University of New Hampshire.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on page 65 to include the expenses incurred to date under the Company’s agreements with Educational Institutions.
Development and Commercialization of Nasulin, page 65
9.	We note that you provide citations to the results of your Nasulin trials in response to our prior comment 34. Please revise your disclosure in this section to summarize each of the trials, including the number of participants in each of the trials, the duration of the trials and the results and/or findings of each of the trials.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 66 through 68 to summarize each of its Nasulin studies, including the number of participants and the duration of the studies in each case.

The Company supplementally advises the Staff that it has published the results of four of its completed studies and a summary of those results are disclosed in the Form 10.

The Company has not disclosed the results of three of its completed studies. The Company respectfully submits that the disclosure of the results from its BA/BE: 025/05; BNT-INS-0100-PK002 and BNT-INS-0100-PK003 studies would affect adversely the Company’s competitive position (see response 3 above). Details of the results of the Company’s aforementioned studies, which are not published, could assist our competitors to succeed in developing a competing drug that is similar or preferable in effectiveness, safety, costs and ease of commercialization sooner than the Company. However, the Company has disclosed that no serious adverse events have been reported as possibly related to Nasulin in any of the Company’s studies.

Data analysis is ongoing in five of the Company’s completed studies and accordingly, at this time the Company is not in a position to disclose results of the such studies. However, the Company has disclosed that no serious adverse events have been reported as possibly related to Nasulin in any of the Company’s studies. And the Company has also disclosed preliminary results from its Safety and Efficacy Study in Type 2 Diabetic Subjects (one of the five studies in which data analysis is ongoing).

The Company respectfully submits that the results of its studies which are not disclosed or are not available at this time should not be material to investors, given that the Company has already disclosed material information about its studies, such as (i) the number of participants in and duration of all studies and (ii) that no serious adverse events have been reported as possibly related to Nasulin in any of the Company’s studies.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 8, 2008

Intellectual Property, page 70
Asset Purchase Agreement with Yungtai Hsu, page 71
10.	Please revise your disclosure to more fully describe (a) the patents and technology which were transferred under this agreement and (b) the amount of the royalty payments and when the company will be required to make such payments. In addition, disclose whether this agreement expires when the patents expire.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on page 73.
Assignment Agreement with MacroChem Corporation, page 71
11.	Please revise your disclosure in this section to clarify the company’s future plans with regard to these patents.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on page 73 to clarify its future plans with regard to its MacroChem Patent Rights.
Management, page 71
Compensation Discussion and Analysis, page 77
Executive Officer Agreements, page 79
12.	We note your response to prior comment 52. Please revise this section to disclose the material compensation terms for Messrs. Sedor and Hebert under the new employment agreements. For example, please disclose their base salary, bonus, automobile allowance, if any, and equity incentive awards.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and 81 to include the material compensation terms for Messrs. Sedor and Hebert under their new employment agreements with the Company.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 8, 2008

Security Ownership of Certain Beneficial Owners and Management, page 86
13.	Please revise footnotes 2 through 4 on page 87 to identify all of the beneficial owners of the shares held of record by Balyasny Asset Management LLC, Luther King Capital Management Corporation and Visium Asset Management L.P.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on page 87.
Exhibit 2.1
14.	We note that you have not filed Exhibit A to Exhibit 2.1. Please revise to provide a list briefly identifying the contents of the omitted exhibit, together with an agreement to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Company Response

In response to the Staff’s comment, the Company has included a list briefly identifying the contents of the omitted schedules and exhibits to Exhibit 2.1. The Company has also included an agreement to furnish a copy of any omitted schedule or exhibit to the SEC as a supplement upon request.
Exhibits 10.4 through 10.7
15.	We note that the exhibits in the below each refer to one or more exhibits, annexes or schedules which are attached to these agreements and which do not appear to have been provided.

Exhibit Number	Missing exhibit, annex or schedule
10.4	Various
10.5	Schedule C to the license agreement; Schedule C to the fourth amendment; Exhibit A to the fourth amendment
10.6	Exhibits A and B
10.7	Exhibits A and B
Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please provide a copy of the above exhibits with the full and complete agreement, including any exhibits, schedules and appendices which are included in such

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 8, 2008

agreement. Please note that if these agreements are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page which the annex or schedule is to be located as to the exhibit number of the filed document. Also, confirm in your response letter that all agreements provided pursuant to Item 601(b)(10) are provided in their entirety.

Company Response

In response to the Staff’s comment, the Company has included the exhibits and schedules to Exhibits 10.4, 10.6, 10.7 and Exhibit A to 10.5 in the Amended Registration Statement and has filed the aforementioned exhibits in their entirety with the Amendment. Neither the Company nor Auxilium have been able to locate Schedule C to Exhibit 10.5 and this schedule was not included in previous filings of Exhibit 10.5. The Company respectfully submits that Schedule C to Exhibit 10.5 (“Auxilium Development Plan”) should not be considered material to investors. The Auxilium Development Plan referenced certain development milestones for Testim. Testim is now developed and has been commercialized, accordingly the Company submits that the Auxilium Development Plan should not be considered material to investors.
*     *     *     *     *
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3207.

Very truly yours
/s/ Marie L. Gibson
Marie L. Gibson

cc:	John A. Sedor Robert P Hebert Eileen Nugent Paul Donnelly